March 16, 2005

     Mail Stop 0510


Stanley Major
Major Creations Inc.
57113, 2020 Sherwood Drive,
Sherwood Park, AB, Canada, T8A 5L7

Re: 	Major Creations Inc.
	Form SB-2
	Filed February 17, 2005
	File Nos. 333-122870

Dear Mr. Major:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to explain in more detail how your founders, officers and directors became engaged in your proposed business to retail vintage styled small diesel compact tractors.

Prospectus Cover Page

2. Briefly state here the purpose of this public offering and your reasons for choosing this manner of financing your operations.

Risk Factors, page 5

3. Please add a risk factor discussing that management will have broad discretion in allocating any offering proceeds.

4. Please add a risk factor that addresses the fact that your officers and directors will own a majority of your common stock after the offering, which would impact shareholders` ability to affect corporate change.

Volume of Sales May Be Insufficient. . . page 5

5. We note your statement that you anticipate a gross profit margin of less than 10%. Please explain to us your basis for this statement. Also, please explain your statement in the next risk factor that you may be required to sell your product with a gross profit of less than 5%.

Item 8. Plan of Distribution, page 10

6. You state that your officers and directors intend to contact people they know from previous business relationships "in connection with their efforts to sell the securities offered by this prospective
(sic)." What do you mean by "previous business relationships" and "in connection with"? Please more fully disclose your plan of distribution in accordance with Item 508(c) of Regulation S-B. Describe the officers` and directors` anticipated selling efforts. To whom will they market the shares? What we are looking for is a more a detailed explanation of how the individuals will undertake their selling efforts. Please advise us supplementally if you intend to directly market the shares to potential customers, friends, etc.?
How do they plan to market the shares? For example, will they personally solicit people or conduct a mass mailing?

7. In addition, you state that you may employ services of an agent or intermediary. Have you entered into any agreements with agents, finders or intermediaries? Please advise us supplementally. We may have further comment based on your response.

Item 13. Interest of Named Experts and Counsel, page 13

8. We note your statement that Alexander H. Walker, III, has issued an opinion on the validity of the shares offered by this prospectus, which has been filed as an Exhibit to this prospectus with Mr. Walker`s consent. Please file this opinion with your next amendment.
Also, please provide the address of counsel who will pass on the validity of the securities covered by your registration statement. Please refer to paragraph 23 of Schedule A to the Securities Act.

Item 16. Description of Business, page 14

Competition and Competitive Strategy, page 15

9. We note your statements that there are numerous sellers of new lawn and garden compact tractors and mowers and that several individuals in Western Canada are restoring antique tractors. Please revise this section to provide a better idea of your industry and its competitive conditions. Clarify whether you face competition in your particular business niche. If so, please disclose whether and how many competitors you have that refurbish new tractors to provide an antique look, their geographic location, names, years in the business, and percentage of the market.

Distribution, page 15

10. We note your intention to use your planned web site to promote your products. Please disclose whether this web site will enable order processing or simply provide information about your product.

11. Please disclose your distribution methods and their costs.
For
instance, disclose whether you will ship your tractors to customers or have them retrieved at your facilities.

Sources and Availability of Products and Supplies, page 15

12. We note that you have identified certain suppliers of tractors in
Canada and internationally and assessed the cost effectiveness of purchasing from each. Please provide a more detailed discussion of the costs and benefits of the different supplying options.

13. Please disclose the sources of the add-on products to be used in your design process and the availability of supply.

Employees, page 16

14. We note that your employees will be responsible for all duties in your business plan. To the extent practicable, describe the duties that each of your officers and directors will undertake in furtherance of your business plan. In this regard, we note that one of your expenditure line items in the plan of operations is for consultation and training with industry experts. Discuss each employee`s experience with the manufacturing process contemplated by your plan of operation and the level of training and consultation you anticipate will be necessary.

Item 17. Plan of Operation, page 16

15. Please discuss your plan of operations for the next twelve months in greater detail as required by Item 303(a) of Regulation S-B. Include more detailed milestones to your business plan, taking the company to the point of generating first revenues, the costs associated with each milestone, and the employees responsible for each aspect of the business plan. Currently, it appears that your plan of operations assumes you raise the maximum amount in this offering. Please revise the disclosure to indicate the impact on your plan of operations if you raise less than the maximum amount in this offering and fail to raise additional funds by other means.

16. Please provide a basis for your belief that it will take 2-3 months to raise funds in this offering necessary to effectuate your business plan.

17. Because you believe it will take 2-3 months to raise the funds necessary to complete your business plan, please reconcile this with your desire to be ready for the spring farms shows starting in late
March.

18. We note your statement that with the purchase of four tractors you would be considered a dealer by the manufacturer and so would be able to pass on the manufacturer`s warrantee to your customers. Please disclose the basis for this expectation. For instance, would you be required to enter into a separate agreement with the manufacturer or is the purchase of a certain number of tractors contemplated in the warrantee? Please clarify this point.

19. Because your proposed web site will be a means to promote your business, please disclose whether the costs of web site development and/or marketing listed in your table include those costs associated with web marketing. For instance, discuss any plans and costs involved with listing your site with internet search engines. Also, disclose whether customers will be able to place orders through your site.

20. We note that rather than purchasing the tools and machines yourselves, you will have wheel modification done in a machine shop for the first year. Please identify the third party shop you will be using and clarify the role your employees will play in wheel modification, if any. If you have entered into an agreement with this third party shop, please file that agreement or tell us why the agreement does not constitute a material agreement.

Expenditures, page 18

21. Please explain the first and second charts in this section. Do the totals assume raising a certain amount below the maximum offering proceeds? Please reconcile this with the line items in your use of proceeds table. For instance, marketing and promotion is estimated at $2,000 in your first chart but $3,000 in your use of proceeds table under a 25% scenario.

Signatures

22. Your chief accounting officer or controller must sign the registration statement and be identified on your signature page.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     Please contact Craig Slivka, Staff Attorney at (202) 942-
7470,
or in his absence Lesli Sheppard, Senior Staff Attorney, at (202)
942-1887 with any other questions.

     					Sincerely,


      			Pamela A. Long
      			Assistant Director


cc:	W. Scott Lawler, Esq.
      1530-9 Avenue SE
      Calgary, AB T2G 0T7
	(403) 272-3620
??

??

??

??


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE